EXHIBIT 11


                            SPORTMART, INC. AND SUBSIDIARY
                            COMPUTATION OF LOSS PER SHARE
                     (Amounts in thousands except per share data)
                                     (Unaudited)
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                                                         Thirteen Weeks Ended

                                                         May 4,       April 28,
                                                          1997           1996
Financial statement computations:

Loss from operations before income taxes                $(1,475)      $ (1,520)
Income tax benefit                                         (590)          (643)
Net loss                                                   (885)          (877)

Net loss per  share:

Shares used in primary loss per share computation:
Weighted average shares outstanding                      12,848         12,800
Net additional shares assuming options exercised and
proceeds used to purchase treasury shares (1)               -              -
Common and common equivalent shares                      12,848         12,800

Primary loss per  share                              $     (.07)    $     (.07)

Shares used in fully diluted loss per share computation:
Weighted average shares outstanding                      12,848         12,800
Net additional shares assuming options exercised and
proceeds used to purchase treasury shares (1)               -              -
Common and common equivalent shares                      12,848         12,800

Fully diluted loss per share                         $     (.07)    $     (.07)

(1) Certain common stock equivalents are antidilutive;therefore, they are not included in the calculation.
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